UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Twenty Services, Inc.

(Name of the Issuer)

Twenty Services, Inc.

Twenty Services Holding, Inc.

Pell City Corporation

David J. Noble

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

7% Cumulative Preferred Stock, par value $0.10 per share*

(Title of Class of Securities)

None

(CUSIP Number)

*	Includes 7% Cumulative Series A-1980 Preferred Stock, 7% Cumulative Series A-1981 Preferred Stock, 7% Cumulative Series A-1982 Preferred Stock, and 7% Cumulative Series A-1985 Preferred Stock.

Twenty Services, Inc. 20 Cropwell Drive - Suite 100 Pell City, Alabama 35128 Attention: Shirley B. Whitaker, Vice President and Corporate Secretary Telephone: (205) 884-7932

Twenty Services Holding, Inc.

Pell City Corporation

20 Cropwell Drive - Suite 100

Pell City, Alabama 35128

Attention: Shirley B. Whitaker, Vice President and Corporate Secretary

Telephone: (205) 884-7932

David J. Noble c/o Twenty Services Holding, Inc. 20 Cropwell Drive - Suite 100 Pell City, Alabama 35128 Attention: Shirley B. Whitaker, Vice President and Corporate Secretary Telephone: (205) 884-7932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Don F. Wiginton

Wiginton & Wiginton

Attorneys at Law

#3, Office Park Circle, Suite 240

Birmingham, Alabama 35223-2513

Phone: 205-942-9233

Fax: 205-871-9111

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee
$1,783,878	$230

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The fee was determined by multiplying an amount equal to the aggregate of (A) the product of (i) the number of shares of Company Common Stock that are proposed to be acquired in the Merger and (ii) the consideration of $3.75 in cash per share of Company Common Stock and (B) the product of (y) the number of shares of Company Preferred Stock that are proposed to be acquired in the Merger and (z) the consideration of $1.05 in cash per share of Company Preferred Stock by (C) 0.0001288 (in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $230	Filing Party: Twenty Services, Inc.

Form or Registration No.: Schedule 14C	Date Filed: December 12, 2013

i

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Twenty Services, Inc., an Alabama corporation (the “Company”), and the issuer of the common stock, par value $0.10 per share (the “Company Common Stock”) and the 7% cumulative Series A preferred stock, par value $0.10 per share (the “Company Preferred Stock”); (b) Twenty Services Holding, Inc., a Delaware corporation (“Buyer”); (c) Pell City Corporation, an Alabama corporation and a wholly owned subsidiary of Buyer (“Merger Sub”); and (d) Mr. David J. Noble, the principal executive officer and chairman of the board of directors of the Company and the chairman of the board of directors and owner of approximately 78% of the common stock of Buyer.

On November 25, 2013, Buyer, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Buyer. Mr. Noble is currently the beneficial owner of approximately 78% of the equity interests in Buyer. Upon closing of the Merger, Mr. Noble, through his ownership of Buyer, will own approximately 78% of the equity interests of the Company.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive $3.75 in cash, without interest and subject to reduction for any required withholding taxes (the “Common Stock Merger Consideration”) and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive $1.05 in cash, plus any accrued and unpaid dividends, without interest and subject to reduction for any required withholding taxes (the “Preferred Stock Merger Consideration” and, together with the Common Stock Merger Consideration, the “Merger Consideration”). However, the Merger Consideration will not be paid in respect of (a) any shares of Company Common Stock or Company Preferred Stock owned by the Company as treasury stock or by Buyer, Merger Sub or any other subsidiary of Buyer (which will be cancelled with no consideration paid therefor) and (b) those shares of Company Common Stock with respect to which appraisal rights under Alabama law are properly exercised and not withdrawn.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement must be approved by an affirmative vote of holders of Company Common Stock representing two-thirds or more of the Company Common Stock eligible to vote at the special meeting of shareholders of the Company.

The Company will make available to its shareholders an information statement (the “Information Statement”), relating to the special meeting of shareholders of the Company, at which the holders of Company Common Stock will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

(c) Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Market Price of our Stock”

•	“Market Price of our Stock and Dividends”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Market Price of our Stock and Dividends”

(e) Prior Public Offering. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Company Common Stock and Company Preferred Stock”

(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Company Common Stock and Company Preferred Stock”

Item 3. Identity and Background of Filing Person

(a) Name and Address. Twenty Services, Inc. is the subject company. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”

(b) Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”

(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”

Item 4. Terms of the Transaction

(a) (1) Material Terms—Tender Offers. Not applicable.

(b) (2) Material Terms—Mergers or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—The Special Meeting—Vote Required”

•	“Special Factors Related to the Merger—Deregistration of Company Common Stock and Company Preferred Stock”

•	“Special Factors Related to the Merger—United States Federal Income Tax Consequences of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors Related to the Merger—The Special Meeting—Vote Required”

•	“Special Factors Related to the Merger—Voting by Buyer at the Special Meeting”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights”

•	“Questions and Answers about the Merger”

•	“Special Factors Relating to the Merger—Appraisal Rights”

•	“Appraisal Rights”

•	“Annex B—Alabama Business Corporation Law, Article 13 Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Relating to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. Not applicable.

(b) Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Effects of the Merger”

•	“Special Factors Relating to the Merger—Voting by Buyer at the Special Meeting”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“Transactions in the Company Common Stock and Company Preferred Stock”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Effects of the Merger”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b) (1)-(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Deregistration of Company Common Stock and Company Preferred Stock”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“Market Price of our Stock and Dividends”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger”

•	“Summary Term Sheet—Effects of the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Recommendation of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger”

•	“Summary Term Sheet—Effects of the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger—United States Federal Income Tax Consequences of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

(a) Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger”

•	“Summary Term Sheet—Effects of the Merger”

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“Transactions in the Company Common Stock and Company Preferred Stock”

(b) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Required Shareholder Approval for the Merger”

•	“Special Factors Related to the Merger—The Special Meeting—Vote Required”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

(c) Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

(d) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

(e) Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors Related to the Merger—Financing”

(b) Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing”

•	“Special Factors Related to the Merger—Financing”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger—Fees and Expenses of the Merger”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transaction. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Company Common Stock and Company Preferred Stock”

Item 12. The Solicitation or Recommendation

(a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Required Shareholder Approval for the Merger”

•	“Summary Term Sheet—Interests of our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger—Voting by Buyer at the Special Meeting”

•	“Special Factors Related to the Merger—The Special Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger—Background of the Merger”

•	“Special Factors Related to the Merger—Reasons for the Merger”

•	“Special Factors Related to the Merger—Recommendation of the Board; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Reasons of Buyer, Merger Sub and Mr. Noble; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger—Interests of our Directors and Executive Officers in the Merger”

Item 13. Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2011 and 2012 set forth in the Company’s Form 10-K for the year ended December 31, 2012 are incorporated herein by reference to Annex C of the Information Statement (see page F-1 and following pages).

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

•	“Annex C— Annual Report on Form 10-K of Twenty Services, Inc. for the year ended December 31, 2012”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. Not applicable.

(b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information

(a) Information Required by Item 402(t)(2) and (3). Not applicable.

(b) Other Material Information. The information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)-(1) Preliminary Information Statement of the Company, incorporated by reference to the Schedule 14C of the Company filed with the SEC on December 12, 2013 (the “Information Statement”).

(a)-(2) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Information Statement.

(b) Not applicable.

(c) Not applicable.

(d) Agreement and Plan of Merger, dated as of November 25, 2013, among the Company, Buyer and Merger Sub, incorporated herein by reference to Annex A to the Information Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Information Statement.

(f)-(2) Article 13 of the Alabama Business Corporation Law, incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2013

Twenty Services, Inc.

By:	/s/ David J. Noble
Name:	David J. Noble
Title:	Chairman of the Board of Directors

Twenty Services Holding, Inc.

By:	/s/ David J. Noble
Name:	David J. Noble
Title:	Chairman of the Board of Directors

Pell City Corporation

By:	/s/ David J. Noble
Name:	David J. Noble
Title:	President

David J. Noble

By:	/s/ David J. Noble

EXHIBIT INDEX

(a)-(1) Preliminary Information Statement of the Company, incorporated by reference to the Schedule 14C of the Company filed with the SEC on December 12, 2013 (the “Information Statement”).

(a)-(2) Notice of Special Meeting of Shareholders of the Company, incorporated herein by reference to the Information Statement.

(b) Not applicable.

(c) Not applicable.

(d) Agreement and Plan of Merger, dated as of November 25, 2013, among the Company, Buyer and Merger Sub, incorporated herein by reference to Annex A to the Information Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Information Statement.

(f)-(2) Article 13 of the Alabama Business Corporation Law, incorporated herein by reference to Annex B to the Information Statement.

(g) Not applicable.